FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 6, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 6, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ANNOUNCES 2008 SECOND QUARTER FINANCIAL RESULTS

Vancouver, British Columbia – August 6, 2008 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, announces financial results for the three- and six-month periods ended June 30, 2008. All financial results are in U.S. dollars unless otherwise stated.

Q2 2008 Summary

•

Revenue was $4.0 million, compared to $4.1 million in Q2 2007

•

Gross margin was 50%, compared to 59% in Q2 2007

•

Net earnings were $0.1 million or $0.00 per share, compared to net earnings of $0.5 million, or $0.01 per share in Q2 2007

•

Introduced 12 additional language options for LinkControl, the company’s satellite terminal software user interface.  LinkControl is now available in 15 different languages

•

The GlobeTrekker X-Band satellite terminal received certification for use on a certain military satellite

•

Subsequent to quarter end, launched first product in vehicle mount satellite terminal family and received orders from the U.S. military and an Asian broadcasting network

“Our focus during the quarter was on expanding our product portfolio, as evidenced by our increased investment in research and development, the launch of new products and the release of our first vehicle mount terminal subsequent to the quarter end,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “Our Korean office became fully operational and will release its first product in the fourth quarter of 2008. We also grew our U.S.-based sales team to extend our reach across the country and further strengthen our position as a key supplier to the U.S. military.  While we saw a slight decline in our results year-over-year, we generated an influx of sales near the end of the quarter.  We entered the third quarter with a robust book of orders. Consistent with prior years, we expect sales to pick-up momentum in the second half of the year.”

Financial Review

Revenue was $4.0 million for Q2 2008, compared to $4.1 million in Q2 2007. Norsat realized a slight year-over-year decline in total revenue, as revenue from the company’s Microwave Products segment was down $0.2 million in Q2 2008 compared to the same period last year, and revenue from the Satellite Systems segment was relatively flat year-over-year. Revenue from Norsat’s Microwave Products segment was $2.1 million, compared to $2.3 million in Q2 2007. Revenue from the Satellite Systems segment was $1.9 million, up marginally compared to revenue of $1.8 million in Q2 2007.

Norsat’s overall gross margin for Q2 2008 was 50%, compared to 59% in Q2 2007.  The year-over-year decline reflects an atypical proportion of high-margin product and service sales to the high-end commercial and government markets in Q2 2007. Gross margin for Norsat’s Microwave Products segment was 39% in Q2 2008, compared to 53% in Q2 2007. Gross margin for the company’s Satellite Systems segment was 62% in Q2 2008, compared to 67% in Q2 2007.

Operating expenses for Q2 2008 were $1.8 million, compared to $1.6 million in Q2 2007. The year-over-year increase was driven primarily by the company’s planned investment in personnel and corporate development activities to support growth and accelerate its product development timeline.

For Q2 2008, net earnings were $0.1 million, or $0.00 per share, compared to net earnings of $0.5 million or $0.01 per share in Q2 2007.

Cash used in operating activities was $0.6 million in Q2 2008, compared to $1.0 million cash generated in Q2 2007. At June 30, 2008, Norsat had cash of $0.8 million, compared to $1.4 million at March 31, 2008 and $0.7 million as at December 31, 2007. At June 30, 2008, Norsat’s working capital was $6.7 million compared to $4.9 million at December 31, 2007.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on August 6, 2008 at 5:30 p.m. Eastern Time. To access the conference call by telephone, dial 647-427-3420 or 1-888-300-0053. The conference call reference number is 55280938. Please connect approximately fifteen minutes prior to the beginning of the call to ensure participation.  A replay of the conference call will be available at www.norsat.com

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Eugene Syho

Chief Financial Officer

Tel: 604-821-2838

Email: esyho@norsat.com

Kristen Dickson

The Equicom Group

Investor Relations

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated financial statements and related notes included therein for the quarter ended June 30, 2008, and the Management Discussion and Analysis for the quarter ended June 30, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.